Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following articles were made available to certain employees of Freescale Semiconductor, Ltd. (the “Company”) via an internal website of the Company in connection with the proposed business combination between the Company and NXP Semiconductors N.V. (“NXP”).

Gallup

40 ORGANIZATIONS LEADING THE WORLD IN EMPLOYEE ENGAGEMENT

by Ed O’Boyle and Jim Harter

Truly engaged workplaces are rare. Gallup research shows that worldwide, just 13% of employees are engaged in their jobs — they are involved in, enthusiastic about and committed to their work and workplace. The remaining 87% of employees are either not engaged or indifferent — or even worse, actively disengaged and potentially hostile — to their organizations.

But there are companies that buck this trend. In these organizations, on average, 64% of all employees are emotionally invested in, and focused on, creating value for their organizations every day. These companies set a global standard for an engaged workplace.

Gallup is pleased to honor 40 leading organizations that are recipients of our annual Gallup Great Workplace Award. These organizations average nine engaged employees for every one actively disengaged employee, which is more than five times the rate in the U.S. and more than 16 times the rate for workforces globally.

The Gallup Great Workplace Award was created to recognize organizations worldwide for their extraordinary ability to create an engaged workplace across teams, departments and locations. To be eligible for the award, an organization must:

•	administer an employee engagement survey to at least 1,000 employees with a response rate of 80% or higher

•	receive a qualifying score on Gallup’s Q12 employee engagement assessment for at least 50% of eligible workgroups

•	demonstrate clear links between engagement and business outcomes

Organizations that meet the criteria are invited to apply for the award and submit detailed evidence of their commitment to and advancement of employee engagement. All submissions are reviewed and scored by a panel of Gallup judges.

Leaders of the winning organizations understand that employee engagement drives real business outcomes and have mastered how to engage their workforces. Each award recipient has linked engagement to business outcomes and integrated engagement in four key areas: strategy and leadership, accountability and performance, communication and knowledge management, and development and ongoing learning.

These organizations set a high standard for what is possible for the world’s employees, regardless of the economy or culture in which they operate. The winners for this year are headquartered in a wide range of countries including Canada, China, India, Indonesia, Netherlands, Singapore, Thailand, the United Arab Emirates, the United Kingdom and the United States.

Here is the list of our 2015 Gallup Great Workplace Award Winners:

• ABC Supply Co., Inc.	• Indus Towers

• Adena Health System	• Intermountain Healthcare

• Adventist Health System	• Krungsri

• ANN INC	• Lakeland Regional Health

• BCA (Bank Central Asia)	• LS travel retail, North America

• Bon Secours Health System	• Mars, Incorporated

• CarMax	• Mary Lanning Healthcare

• Charles Schwab	• Mashreq

• China Merchants Property Development (CMPD)	• Nationwide Insurance

• Compassion International	• NXP Semiconductors

• DBS	• PNC Financial Services Group

• DTE Energy	• Regions Bank

• Emirates Integrated Telecommunications Company - du	• Sarasota Memorial Health Care System

• Fifth Third Bancorp	• Screwfix

• Hawai’i Pacific Health	• Self Regional Healthcare

• Healthways	• Stryker

• Hendrick Health System	• Tata Capital

• Hyatt Hotels Corporation	• USAA

• Inchcape	• Wells Fargo

• Indian Hotels Company Limited	• Winegardner & Hammons, Inc.

Every business leader worldwide has a responsibility to raise the bar and truly embrace strategies for engagement, as the leaders and organizations awarded today have done. This significant step is not only key to improving business outcomes, but is also vital to achieving sustainable growth for companies, communities and countries — and for getting the global economy back on track toward a more prosperous future.

The Gallup Great Workplace Award winners will be honored at the 2015 Gallup Workplace Summit (June 2-4, 2015). This annual retreat — which is open to all organizations — examines the crucial issues affecting the global workplace. This year’s summit will focus on a fundamental strategy that is key to business growth and success: differentiating your organization’s identity through your people and your culture.

Ed O’Boyle is Global Practice Leader for Gallup’s workplace and marketplace consulting.

Jim Harter, Ph.D., is Chief Scientist, Workplace Management and Wellbeing for Gallup’s workplace management practice. He is coauthor of the New York Times bestsellers 12: The Elements of Great Managing and Wellbeing: The Five Essential Elements.

April 15, 2015 Gallup http://www.gallup.com/opinion/gallup/182432/organizations-lead-world-employee-engagement.aspx

CONTACT: Gallup World Headquarters, 901 F Street, Washington, D.C., 20001, U.S.A +1 202.715.3030

Copyright © 2015 Gallup, Inc. All rights reserved.

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News & Analysis

The NXP-Freescale Merger—A $4 Billion Giant

Carolyn Mathas

4/8/2015 11:00 PM EDT

When complete, the NXP/Freescale merger will build a $4 billion automotive giant that beats out the competition with its size as well as its multi-segment chip portfolio. Of greatest interest is what will the new company do in the advanced driver assist systems (ADAS), a market estimated to reach $3 billion by 2020 by IHS.

There’s not that much in the way of product overlap between the two companies, and both entities are highly valued by major OEMs. The merger will provide for leadership across many automotive segments including in-vehicle networking, powertrain, chassis and safety, car entertainment, and keyless access. It also sets up the giant with substantial growth for several years in application processors, audio, radar, vision, secure V2X, and complete car security.

According to the IHS ADAS Semiconductor Market Tracker, the combined companies will target approximately 80% of that $3 billion ADAS market. Specifically, it cites Freescale’s processors, MCUs, systems processors (DSPs) and sensors and NXP’s strength in networking ASSPs. The new company will have the technology, size and strength to go after the safety application market, including lane departure warning and pedestrian detection and address automatic emergency braking, adaptive cruise control, and other autonomous driving systems solutions.

Freescale announced an ASIL-compliant automotive image SoC (S32V) with sensor fusion capabilities. Renesas, TI and Mobileye are focusing on the same marketplace with similar SoCs as seen in the R-Car from Renesas, TDA from Texas Instruments and EyeQ from Mobileye.

Continue reading on EE Times’ sister site, EDN.

The NXP-Freescale merger—A $4 billion giant

Carolyn Mathas—April 06, 2015

When complete, the NXP/Freescale merger will build a $4 billion automotive giant that beats out the competition with its size as well as its multi-segment chip portfolio. Of greatest interest is what will the new company do in the advanced driver assist systems (ADAS), a market estimated to reach $3 billion by 2020 by IHS.

There’s not that much in the way of product overlap between the two companies, and both entities are highly valued by major OEMs. The merger will provide for leadership across many automotive segments including in-vehicle networking, powertrain, chassis and safety, car entertainment, and keyless access. It also sets up the giant with substantial growth for several years in application processors, audio, radar, vision, secure V2X, and complete car security.

According to the IHS ADAS Semiconductor Market Tracker, the combined companies will target approximately 80% of that $3 billion ADAS market. Specifically, it cites Freescale’s processors, MCUs, systems processors (DSPs) and sensors and NXP’s strength in networking ASSPs. The new company will have the technology, size and strength to go after the safety application market, including lane departure warning and pedestrian detection and address automatic emergency braking, adaptive cruise control, and other autonomous driving systems solutions.

Freescale announced an ASIL-compliant automotive image SoC (S32V) with sensor fusion capabilities. Renesas, TI and Mobileye are focusing on the same marketplace with similar SoCs as seen in the R-Car from Renesas, TDA from Texas Instruments and EyeQ from Mobileye.

Revenue estimates by IHS for MCUs, DSPs, processors and SoCs used for data fusion, front-view camera functions and radar-sensor functions include fourfold growth, reaching $600 million by 2020. Freescale is a major supplier for silicon-germanium (SiGe) 77GHz-based radar chipsets used in long-range and mid-range ADAS applications. Radar technology is primarily found in collision warning and AEB applications, which are a part of the car safety guidelines from EuroNCAP, NHTSA and other regional bodies. The radar sensor market is also expected to double by 2020.

The research firm also expects that vehicle-to-vehicle communications (V2V) are critical to the evolution of self-driving functions, reporting that: “NXP could leverage Freescale’s expertise in secure processors and combine their DSRC based wireless chipset technology to create a strong portfolio for the V2V communication market, which set to soar after 2020.”

Also targeted is the automotive night-vision market by Freescale’s microbolometers. Automotive night vision could be one of the technologies that implements sophisticated self-driving functions. It seems the new company will be a real force to reckon with.

Any input out there as to how well the companies fit together outside of their technologies, for example regarding their corporate cultures. Just curious.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the preliminary proxy statement/prospectus filed with the SEC by NXP on April 2, 2015 and the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, which are available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

On April 2, 2015, NXP filed with the SEC a Registration Statement on Form F-4 which includes a preliminary proxy statement of the Company and a preliminary prospectus of NXP. The Registration Statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Following the Registration Statement having been declared effective by the SEC, NXP and the Company will deliver the definitive proxy statement and prospectus, respectively, to their shareholders. INVESTORS ARE URGED TO READ THE PRELIMINARY PROSPECTUS/PROXY STATEMENT, AND THE DEFINITIVE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the preliminary prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers and a description of their interests in the acquisition is set forth in the preliminary proxy statement/prospectus filed with the SEC by NXP on April 2, 2015, and additional information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015. Information regarding the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from

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the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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